Exhibit 99.2

 Barclays CEO Energy-Power Conference  Patrick Schorn  6 September 2022  cover

 FORWARD LOOKING STATEMENTS  This presentation and related discussions includes forward looking statements, which may be identified by words such as "continue", "estimate", "expect", "illustrative," "intends", "may", "project," "potential," "will" and similar expressions and include expectations regarding industry trends and market outlook, including expected trends and activity levels in the jack-up rig and oil industry, developments with respect to inflation include statements including expected trends and activity levels in the jack-up rig and oil industry, developments with respect to inflation, expected financial results for 2023 and 2024 including expected Adjusted EBITDA, expected utilization levels and tendering activity and new tenders, expected supply and demand, statements with respect to expected contracting of our fleet, demand for and expected utilization of rigs, contract backlog, LOIs and LOAs, tendering and contracting activity, market opportunities and contract terms including estimated duration of contracts and activity of rigs on particular contracts, potential revenue from contracts and extensions, expected number of rigs required, projected day-rates, expected E&P capex, statements about our ability to improve financial performance and our financial obligations and maturities, statements as to market sentiment statements with respect to the proposed refinancing with certain of our lenders for which binding term sheets or other agreements are expected to be concluded during August 2022, expected payments to our lenders, the expected terms and expected benefits of the refinancing and the binding agreements we expect to enter into with lenders, including our expectation that the refinancing will contribute to a more solid financial position, and our plan to refinance our convertible bonds, including statements with respect to the high visibility on the refinancing of these bonds, expected financial results, expected industry trends, including expected incremental earnings, asset sale or new debt, statements with respect to the LOI to sell three of our rigs under construction, statements about substantially extended liquidity runway, statements with respect to the strong fundamentals drilling activity increase and quick paybacks, statements about the drilling market, including this market to be soon undersupplied, the shallow water drilling being a true growth market, statements about the high profitable drilling industry, including illustrative internal rate of returns (IRR), modern rig demand, market and dayrates growth in shallow water drilling market, illustrative annual cash flow potential, upside potential, statements in relation in connection with our fleet contract overview, focus on shareholder returns, including dividends from 2024, and other non-historical statements. These forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including the risk that we may not be able to refinance our indebtedness as it falls due, risks relating to the offering and that our shareholders will not approve the increases in our authorized share capital, the risk that we will not enter into binding term sheets or other agreements with all applicable lenders prior to the anticipated closing date of the offering or at all, including the risks that board approvals for the binding agreements or other agreements with our lenders are not obtained, the risk that we are unable to obtain necessary consents from other creditors, or reach final agreements and execute definitive documentation with our creditors for the binding agreements and risks relating to the final terms of such agreements, risks relating to meeting conditions to these agreements, including the payment requirements of these agreements, the risk that we will not consummate the proposed refinancing on expected terms or at all, the risk that we may not raise the equity we are seeking in the offering, risks relating risks relating to our ability to meet the conditions to closing and to consummate the proposed offering, risks relating to our liquidity including the risk that we may have insufficient liquidity to fund our operations, risks relating to our business and industry including industry conditions, the risk that actual results will be lower than those anticipated, risks relating to cash flows from operations, the risk that we may be unable to raise necessary funds through issuance of additional debt or equity or sale of assets and the risk that future equity issuances will dilute existing shareholders, risks relating to our debt instruments including risks relating to our ability to comply with covenants and obtain any necessary waivers and the risk of cross defaults, risks relating to our ability to meet our debt obligations and obligations under rig purchase contracts, risks relating to future performance including risks that upside potential and illustrative cash flow potential is not achieved, risks relating to industry supply and demand trends and rates and utilization, risks relating to ability to pay dividends, including contractual and legal restrictions and available liquidity, and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2021.  2

 Dual listed NYSE and OSE listed (BORR)  Acquired 64 drilling rigs and divested 36 non-core assets since December 2016  Current fleet of 28 jack ups with an average age of 5 years  2022 YTD, the company has been awarded 15.4 years contract backlog, equalling $650 M in potential revenue.  THE BORR DRILLING STORY  BUILT TO MAKE A DIFFERENCE  DEC  2016  MAY  2017  + 9 premium   jack-ups  OCT  2017  MAR  2018  TRANSOCEAN  MAY  2018  MAR  2019  SEP  2022  28 Premium jack-ups   *Source: IHS Petrodata  + 2 premium   jack-ups  HERCULES  + 9 premium   jack-ups   PPL SHIPYARD  + 2 premium   jack-ups (+Organisation)  PARAGON  + 5 premium   jack-ups  KFELS SHIPYARD  + 1 premium   jack-ups  HAKURYU - 15

 A LEADING PURE PLAY COMPANY  MODERN jackup FLEET AND GLOBAL PRESENCE  Source: Company data  Rigs in Mexico operated through a joint venture  6  2  5  Large and Pure-Play Fleet  28  Jackup Rigs  Modern and Young Fleet  ~ 5yr  Average Age  Standardized and Capable Fleet  4  Rig Designs  Global Footprint  11  Operating Offices  Contracted  Available  Under Construction  3  20  5  Corporate  Office   Total People  2,267  People  2,024 (offshore)   243 (onshore)  6  2  3  3  1

 STRONG EXPERIENCE  Diversified Portfolio of over 30 Customers Across NOCs, Majors And Independent Oil Companies

 WHY SHALLOW WATER  LARGE RESOURCES AT LOW BREAKEVEN COST  MIDDLE EAST GAINING IN SHALLOW WATER  Source: Rystad Energy research and analysis; Rystad Energy UCube  1 includes crude oil, condensate, NGL and gas  Breakeven oil price (USD/barrel)   Offshore production1 by region  (thousand barrels of oil equivalents per day)  34%  40%  Shallow water  Shallow Water

 SHALLOW WATER DRILLING IS A GROWTH MARKET  MIDDLE EAST – MAIN SOURCE OF GROWTH IN OIL PRODUCTION  ALSO SIGNIFICANT POTENTIAL IN REST OF THE WORLD  1 In Saudi Arabia  Source:  (Lhs) IHS Petrodata, Clarksons Platou Securities AS, RigLogix, Baker Hughes  (Rhs) IC jack-up rig count - IHS Petrodata  Region  Peak  Current  vs. peak  Peak year  SE Asia  71  42  -29  2013  Iran  30  10  -20  2014  Mexico  51  32  -19  2014  West Africa  26  10  -16  2012  NW Europe excl. Norway  37  25  -12  2015  Indian Ocean  39  35  -4  2016  Total  254  154  -100  7  US rig countLand rigs  Saudi Arabia, Qatar and UAE rig count  Jack-ups  Recently awarded1  Under tender1  150+  China rig count  Jack-ups

 MODERN FLEET AVAILABILITY IS SHRINKING FAST  Source: Petrodata by S&P Global (underlying data), Company data (further calculations); Modern rigs are rigs build in 2000 or later.  1 based on Company assessment including sanction tainted rigs, regionally stranded and uncompetitive designs  2 based on Company data in relation to rigs selected for tenders nearing award  3 based on Company assessment of newbuilds expected to come to market within 24-36 months and newbuilds recently acquired by Owner-Operated parties  Not Marketed  Uncompetitive 1  Contracted  Nearing   Awards 2  Future  Contracted 3  Uncompetitive 3  AVAILABILITY IS LIMITED…  …AND NEW BUILDS PROVIDE LIMITED RELIEF  Contracted   Modern Fleet  %   Marketed Util.  92.5%   Adjusted Util.  95.4%   Future Util.  93.7%  Rigs (#)

 MARKET SOON TO BE UNDERSUPPLIED  MODERN RIG DEMAND AHEAD OF SUPPLY  AND MARKET BIFURCATION CONTINUES  20  30+  Delivered  Newbuilds  Rigs (#)  Rigs (#)

 DAYRATES IMPROVING SIGNIFICANTLY  10  Source: IHS Petrodata (underlying data), DNB Markets (further calculations), Clarksons Platou Securities AS  1 Delivered post-2000  COMMODITY PRICE REMAINS SUPPORTIVE  Peak: $243k  3  Avg. 2006-2014: $175k  2  Recent fixture: $131k  1  1  Day rates  $90k to $240k  Oil Price  $40 to $75/bbl  92.5%  (rhs)

 EXTENDED MATURITY PROFILE POST AUG 2022 REFINANCE  PRE-REFINANCING AMORTISATION SCHEDULE  POST-REFINANCING AMORTISATION SCHEDULE  1 Excludes PIK interest due March 2023  2 Excludes back-end fee of $3.3m per rig and payments of capitalised interest – 2022: $38.0 million (of which $1.0 million has already been paid, $12 million is due upon completion of the refinancing agreements with PPL); March 2023: $20 million; Quarterly repayments of the remaining capitalised interest as of March 2023, with 50% payable in 2023 and 50% payable in 2024. The balance of the accrued capitalised interest as of Q2 2022 was $83 million  11  Multiple routes to convertible bond refinancing  3 unencumbered rigs  Term sheet proposal for new $250m convertible bond received  Cash flow from operations  Asset sales, etc.  1  1  2  2

 Post August 2022 refinancing  DE-LEVERING  1 Gross debt/commitments show outstanding principal on debt + newbuild commitments. Assumes agreed amortisation schedule following refinancing 2H 2022 and shown in slide 11, and is divided by 25 rigs. Unsecured assumes convertible bond rolls forward at current outstanding amount of $350m   Source: IHS Petrodata  12  79  75  70  Gross debt and newbuild commitments/rig  90

ILLUSTRATIVE ANNUAL CASH FLOW POTENTIAL[1]

95% utilisation *Opex of $50k/day per rig*	# of rigs	Recent fixture $131k/day	Average 2006-2014 $175k/day	Peak $243k/day
Contracted rigs	20	$543m	$849m	$1,320m
Warm stacked[2]	2	$54m	$85m	$132m
Under construction	2*	$54m	$85m	$132m
G&A (1H 2022 annualised)		-$38m	-$38m	-$38m
Illustrative Annual Adjusted EBITDA[3]		**$615m**	**$981m**	**$1,547m**
Illustrative Pre-tax free cash flow to equity[4]		**$301m**	**$667m**	**$1,233m**
Illustrative Free cash flow yield[3,5]		**29%**	**65%**	**121%**

[1] This example is meant to be illustrative only and is not a projection or promise of future performance; [2] Guidance end-2022; [3] EBITDA and free cash flow are non-GAAP measures and are not intended to represent net income or cash flow from operations. EBITDA for this calculation is derived from illustrative revenue less illustrative cost; [4] Illustrative free cash flow to equity is defined as illustrative EBITDA less illustrative interest cost, less expected debt amortisation in 2024, less Capex. Illustrative interest costs assumed at $173m based on 12m LIBOR and a blended margin, debt amortisation assumed at $114m and Capex illustratively assumed at $1.1m per rig, including SPS cycle, and excluding any Capex for reactivation and contract preparations; [5] Pre-tax free cash flow to equity divided by post-money market capitalisation as of 2 September 2022;

* Excludes 3 rigs under construction, which the Company has an LOI to sell

Borr Drilling

ATTRACTIVE INVESTMENT OPPORTUNITY  14  ✓  Multi-year structural under-investment in the oil and gas market  ✓  High asset utilization – heading to 95% – in the sweet spot for rate expansion  ✓  No new assets coming to the market – only 2.5% orderbook  ✓  A company which is transforming to generating cash – current rates of $130k/day – opex $50k/day  ✓  Firm capital discipline and no growth plans – focus on shareholder returns including dividends from 2024